Exhibit 99.5

AMENDMENT NO. 4

TO THE

WOODWARD GOVERNOR COMPANY RETIREMENT SAVINGS PLAN

The Woodward Governor Company Retirement Savings Plan (As Amended and Restated Effective as of January 1, 2008), as heretofore amended (the “Plan”), is hereby amended, effective as of January 1, 2010 (except as otherwise provided herein), as follows:

1. By deleting Section 11.1 of the Plan and inserting in lieu thereof a new Section 11.1, effective as of February 15, 2001, to read as follows:

“Section 11.1 Pre-Termination Withdrawals. Subject to the Committee’s approval and except as otherwise provided in any Supplement, a Participant may, before his termination of employment, elect to withdraw all or any portion of the value of his Account in accordance with the following provisions of this Section 11.1, provided that no withdrawals may be made by any Participant after the date on which his employment terminates, except as provided in Section 12.4(d):

(a) A Participant may withdraw on or after the date the Participant attains age 59-1/2 all or any portion of his Deferral Contribution Account, Company Matching Contribution Account, Rollover Account and Roth Contribution Account.

(b) A Participant may withdraw all or any portion of his Deferral Contribution Account, Roth Contribution Account, Rollover Account and amounts attributable to amounts transferred from his Company Stock Component Account that are then held in the Member Investment Component, to the extent necessary to meet a Hardship (as defined in Section 11.2), provided however that the portion of any Deferral Contribution Account or Roth Contribution Account which is attributable to earnings thereon accrued after September 30, 1989 may not be withdrawn under this subsection (b).

(c) No withdrawal may be made from the Participant’s Company Stock Component Contribution Account held in the Company Stock Component or Grandfathered Contribution Account.

(d) Withdrawals from any Accounts shall be requested in accordance with the procedures established by the Committee and shall occur as of the date on which the recordkeeper receives instructions authorizing the withdrawal. The withdrawal amount shall be charged against the Participant’s balance under each Investment Fund as elected by the Participant.

(e) Conditions and limitations may be imposed by the Committee from time to time with respect to the withdrawal of amounts, including the imposition of minimum withdrawal amounts, as set forth in the written or electronic policies or procedures established by the Committee or its delegate.

2. Except as set forth herein, the Plan shall remain in full force and effect.

Executed as of the 1 day of December, 2010.

WOODWARD GOVERNOR COMPANY

By:	/s/ Rick W. Holm
Corporate Director, Global HR
Support Services and Risk Management

2